UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

YONGYE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

98607B106
(CUSIP Number)
Richard Yee Abax Global Capital (Hong Kong) Limited Two International Finance Centre Suite 6708, 8 Finance Street, Central Hong Kong (852) 3602 1800
With copies to:
Akiko Mikumo Weil, Gotshal & Manges, LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong (852) 3476 9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Upland Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	98607B106

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed by Abax Lotus Ltd., a Cayman Islands domiciled exempted company (“Abax Lotus”), Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company (“Global Fund”), Abax Upland Fund LLC, a Delaware limited liability company (“Upland”), Abax Arhat Fund, a Cayman Islands domiciled exempted company (“Arhat”), Abax Claremont Ltd., a Cayman Islands domiciled exempted company (“Abax Claremont”), Abax Global Capital, a Cayman Islands domiciled exempted company (“AGC”), Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”), and Xiang Dong Yang, a citizen of Hong Kong (“Mr. Yang”, together with Abax Lotus, Global Fund, Upland, Arhat, Abax Claremont, AGC and Abax HK, each a “Reporting Person” and together the “Reporting Persons”) on October 19, 2012 (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment have meanings provided in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows.

On December 28, 2012, Abax HK, on behalf of certain of the funds managed and/or advised by it and its nominee entities and its and their affiliates, issued a financing commitment letter (“Financing Commitment Letter”) to Full Alliance International Limited under which Abax HK conditionally committed to provide a mezzanine debt of US$35 million (the “Mezzanine Debt Financing”), as part of its total proposed mezzanine and equity financing of US$50 million to partially fund the Transaction. Abax HK’s commitment under the Financing Commitment Letter will terminate on the earlier of (a) March 30, 2013; (b) the date that definitive documents with respect to the Mezzanine Debt Financing become effective; and (c) the date the acquisition agreement for the Transaction is terminated. The obligation of Abax HK to provide the Mezzanine Debt Financing is subject to a number of conditions, including without limitation, the execution of mutually satisfactory definitive documents for the Mezzanine Debt Financing.

We have been informed by Full Alliance that on December 27, 2012, Yongye International Limited (“Parent”), a Cayman Islands exempted company established in connection with the Transaction, entered into a Term Loan Facility Agreement with the China Development Bank Corporation (“CDB”), pursuant to which CDB will provide a $99 million loan facility (the “Loan”) to Parent in connection with the Transaction.  The Loan was drawn down on December 28, 2012.  The Loan carries interest at the six months U.S. dollar London Interbank Offered Rate (LIBOR) plus 300 base points per annum. The Loan will mature and Parent shall repay the full amount of the loan in December, 2013. The foregoing description of the Loan in this Schedule 13D is qualified by reference to the description included in the Schedule 13D/A filed by Full Alliance and Mr. Wu on December 31, 2012.

We have also been informed by Full Alliance that on December 28, 2012, Parent received a letter (the “Debt Commitment Letter”), from CDB indicating that it will provide debt financing in the form of a loan facility in an aggregate amount of up to US$232 million to, among other things, fund a portion of the consideration payable in connection with the Transaction. The upfront fee to be charged by CDB for the financing under the Debt Commitment Letter will not be less than US$2 million (the “Upfront Fee”). We have also been informed by Full Alliance and MSPEA that on December 27, 2012, MSPEA and Parent entered into a loan agreement, under which MSPEA extended a loan of US$800,000 to Parent for the payment of part of the Upfront Fee. Such loan was drawn down on

December 28, 2012. We have also been informed by Mr. Wu that on December 27, 2012, Mr. Wu and Parent entered into a loan agreement, under which Mr. Wu extended a loan of US$800,000 to Parent for the payment of part of the Upfront Fee. Such loan was drawn down on December 28, 2012. The foregoing description is qualified in its entirety by reference to the description included in the Schedule 13D/A filed by Full Alliance and Mr. Wu on December 31, 2012 and the Schedule 13D/A filed by MSPEA on December 31, 2012.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows.

The description of the Financing Commitment Letter in Item 3 of this Amendment is incorporated by reference. The summary of the Financing Commitment Letter herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Financing Commitment Letter, attached hereto as an exhibit.

Item 7.                                Material to Be Filed as Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated December 31, 2012.

Exhibit 2	Financing Commitment Letter, by and between Abax HK and Full Alliance International Limited, dated December 28, 2012.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:           December 31, 2012

ABAX LOTUS LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL OPPORTUNITIES FUND

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX UPLAND FUND, LLC

By:	ABAX CLAREMONT LTD. in its capacity as Managing Member

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX ARHAT FUND
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX CLAREMONT LTD.

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL

By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED
By:	/s/ Xiang Dong Yang
Name:	Xiang Dong Yang
Title:	Director

XIANG DONG YANG

/s/ Xiang Dong Yang
Name:	Xiang Dong Yang